SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
[Rule 13d-101]
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 4)*
GENERAL GROWTH PROPERTIES, INC.
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
370021107
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, New York 10019
212-813-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with a copy to:
Robert A. Profusek, Esq.
Peter E. Izanec, Esq.
Jones Day
222 East 41st Street,
New York, New York 10017
212-326-3939
June 5, 2009
(Date of Event which Requires Filing of this Statement)
          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
          Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
          *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	370021107	Page	2	of	9

1	NAMES OF REPORTING PERSONS Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,531,369

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

23,531,369

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,531,369

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

1 This calculation is rounded up to the nearest tenth and is based on 313,765,799 shares of common stock (“Common Shares”) of General Growth Properties, Inc. (the “Issuer”) outstanding as of May 5, 2009 as reported in its Quarterly Report on Form 10-Q (the “May 10-Q”).

CUSIP No.	370021107	Page	3	of	9

1	NAMES OF REPORTING PERSONS PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,531,369

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

23,531,369

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,531,369

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

2 This calculation is rounded up to the nearest tenth and is based on 313,765,799 Common Shares outstanding as reported in the May 10-Q.

CUSIP No.	370021107	Page	4	of	9

1	NAMES OF REPORTING PERSONS Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,449,744

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

8,449,744

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,449,744

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

3 This calculation is rounded up to the nearest tenth and is based on 313,765,799 Common Shares outstanding as reported in the May 10-Q.

CUSIP No.	370021107	Page	5	of	9

1	NAMES OF REPORTING PERSONS William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,531,369

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

23,531,369

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,531,369

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

4 This calculation is rounded up to the nearest tenth and is based on 313,765,799 Common Shares outstanding as reported in the May 10-Q.

Item 1.	Security and Issuer
          This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D, as previously amended to date (the “Schedule 13D”) by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”), and (iv) William A. Ackman, a citizen of the United States of America (collectively, the “Reporting Persons”), relating to the common stock, par value $.01 per share (the “Common Shares”), of General Growth Properties, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined herein shall have the meaning set forth in the Schedule 13D.
          As of June 5, 2009, the Reporting Persons beneficially owned an aggregate of 23,531,369 Common Shares, representing approximately 7.5% of the outstanding Common Shares. The Reporting Persons also have additional economic exposure to approximately 54,000,000 Common Shares under certain cash-settled total return swaps, bringing their total aggregate economic exposure to 77,531,369 Common Shares (approximately 24.7% of the outstanding Common Shares).

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and supplemented as follows:
          Pershing Square advises a number of client accounts, including the accounts of Pershing Square, L.P., Pershing Square II, L.P. and Pershing Square International, Ltd., a Caymen Islands exempted company (collectively with their respective wholly owned subsidiaries, the “Pershing Square Funds”), with respect to the transactions reflected on this Amendment No. 4, the Pershing Square Funds purchased the Common Shares, for a total consideration (including brokerage commissions) of $331,425. The source of funds for such transactions was derived from the capital of the Pershing Square Funds.

Item 4.	Purpose of Transaction
Item 4 is hereby amended and supplemented as follows:
          On June 5, 2009, the Issuer expanded the size of the board of directors of the Issuer (the “Board”) from seven to eight directors (by increasing the number of Class III directors from two to three) and appointed Mr. Ackman to fill the newly created vacancy.
          In connection with his appointment to the Board, Mr. Ackman executed a Letter Agreement, dated June 5, 2009 (the “Letter Agreement”), that reflects certain obligations, rights and restrictions. These matters are set forth in the Letter Agreement, which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the issuer
          Item 5 of this Schedule 13D is amended and supplemented as follows:
          (c) On May 26, 2009, Pershing Square II, L.P. purchased 270,000 Common Shares at $1.23 for an aggregate price of $331,425.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          Item 6 of the Schedule 13D is hereby supplemented as follows:
          The information set forth above in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Letter Agreement, dated June 5, 2009, by and between William A. Ackman, on his own behalf and on behalf of Pershing Square Capital Management, L.P., and the Issuer.

SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2009	PERSHING SQUARE CAPITAL
MANAGEMENT, L.P.

	By:	PS Management GP, LLC,
its General Partner

	By:	/s/ William A. Ackman

William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

	By:	/s/ William A. Ackman

William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC

	By:	/s/ William A. Ackman

William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

EXHIBIT INDEX

Exhibit 99.1	Letter Agreement, dated June 5, 2009, by and between William A. Ackman, on his own behalf and on behalf of Pershing Square Capital Management, L.P., and the Issuer.